Exhibit 99.1

Isaac Mizrahi Business (A Division of Im Ready-Made, LLC)
Condensed Consolidated Balance Sheets
(unaudited)

	September 28,	December 31,
	2011	2010
Assets
Current Assets:
Cash	$5,020	$25,527
Accounts receivable	1,840,111	1,768,403
Prepaid expenses	535,966	1,055,587
Other current assets	15,000	-
Total current assets	2,396,096	2,849,517

Property and Equipment:
Leasehold improvements, furniture & equipment	2,735,558	2,735,558
Less: accumulated depreciation	1,511,278	1,300,607
Total property and equipment	1,224,280	1,434,951

Total Assets	$3,620,376	$4,284,468

Liabilities and Parent's Equity in Unit
Current Liabilities
Accounts payable and accrued expenses	$786,801	$605,185
Advance payable	1,500,000	1,500,000
Total current liabilities	2,286,801	2,105,185

Long-Term Liabilities
Deferred royalties payments	7,125,426	9,395,570
Total long-term liabilities	7,125,426	9,395,570

Total Liabilities	9,412,227	11,500,755

Parent's Equity in Unit	(5,791,851)	(7,216,287)

Total Liabilities and Parent's Equity in Unit	$3,620,376	$4,284,468

See Notes to Unaudited Condensed Consolidated Financial Statements

Isaac Mizrahi Business (A Division of Im Ready-Made, LLC)
Condensed Consolidated Statements of  Operations
(unaudited)

	For the Period July 1, 2011 to September 28, 2011	Three Months Ended September 30, 2010	For the Period January 1, 2011 to September 28, 2011	Nine Months Ended September 30, 2010

License & design revenues	$2,828,830	3,207,645	$8,617,748	$6,729,490

Expenses
Operating & administrative	1,504,315	1,282,046	4,314,147	3,350,310
Depreciation	70,000	70,000	210,671	210,000
Total expenses	1,574,315	1,352,046	4,524,818	3,560,310

Operating income	1,254,515	1,855,599	4,092,930	3,169,180

City income taxes	52,393	78,594	169,940	132,217

Net income	$1,202,122	$1,777,005	$3,922,990	$3,036,963

See Notes to Unaudited Condensed Consolidated Financial Statements

Isaac Mizrahi Business (A Division of Im Ready-Made, LLC)
Condensed Consolidated Statements of  Parent's Equity in Unit
(unaudited)

Parent's Equity in Unit, January 1, 2010	$(2,854,792)

Net Income	3,036,963
Less: Member distributions	(6,849,234)

Parent's Equity in Unit, September 30, 2010	$(6,667,063)

Net Income	1,751,438
Less: Member distributions	(2,300,662)

Parent's Equity in Unit, December 31, 2010	$(7,216,287)

Net Income	3,922,990
Less: Member distributions	(2,498,554)

Parent's Equity in Unit, September 28, 2011	$(5,791,851)

See Notes to Unaudited Condensed Consolidated Financial Statements

Isaac Mizrahi Business (A Division of Im Ready-Made, LLC)
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the Period July 1, 2011 to September 28, 2011	Nine Months Ended September 30, 2010

Cash flows from operating activities
Net Income	$3,922,990	$3,036,963
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	210,671	210,000
Changes in operating assets and liabilities:
Accounts Receivable	(71,708)	(1,517,659)
Prepaid expenses	519,620	(950,416)
Other current assets	(15,000)	4,500,000
Accounts payable and accrued expenses	181,617	(13,309)
Deferred royalty payments	(2,270,144)	1,152,174
Net cash provided by operating activities	2,478,047	6,417,754

Cash flows provided by investing activities
Purchase of fixed assets	-	(68,519)
Net cash used in investing activities	-	(68,519)

Cash flows used in financing activities
Member distributions	(2,498,554)	(6,849,234)
Net cash provided by financing activities	(2,498,554)	(6,849,234)

Net decrease in cash	(20,507)	(500,000)

Cash, beginning of period	25,527	554,256

Cash, end of period	$5,020	$54,256

See Notes to Unaudited Condensed Consolidated Financial Statements

ISAAC MIZRAHI BUSINESS (A Division of IM Ready-Made, LLC)

Notes to the Financial Statements

1.	Overview and Basis of Presentation

Overview

On May 19, 2011, Xcel Brands, Inc. (“Xcel”) entered into an Asset Purchase Agreement (“Asset Purchase Agreement”) with IM Ready-Made, LLC, pursuant to which Xcel will acquire certain assets and assume certain liabilities of the Isaac Mizrahi Business (the “Licensing  Business”) of IM Ready-Made, LLC. The Licensing  Business is primarily engaged in licensing and managing the Isaac Mizrahi brand.  The Licensing Business was acquired by Xcel on September 29, 2011.

Basis of Presentation

The accompanying financial statements present the historical operations of the Licensing Business on a carve-out basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and derived from the accounting records of IM Ready-Made, LLC (“IM Ready”).

These financial statements have been prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission.  The License Business is not a separate legal entity, thus the financial statements are not necessarily indicative of the results of operations  that would have occurred if the License Business had been operated as a separate legal entity. IM Ready-Made LLC net investment in the Licensing Business (“Parent’s Equity in Unit”) is shown in lieu of stockholders’ equity in the financial statements.

All of the allocations and estimates in the accompanying financial statements for periods prior to September 29, 2011, are based on assumptions that IM Ready-Made, LLC and  management believe are reasonable, and reasonably approximate the historical costs that the Licensing  Business would have incurred as a separate entity. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Licensing Business had been operated as a separate entity.  The allocation of expenses were made to comply with the guidance provided by SAB Topic 1B1, “Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of another Entity”

The Licensing Business‘ operations, cash position, and its cash flows for periods prior to the September 29, 2011 transaction  may not be indicative of what they would have been had the Licensing Business been a stand-alone entity, nor are they necessarily indicative of what our operating results and cash flows may be in the future.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The interim financial information as of September 28, 2011 and for the period July 1, 2011 to September 28, 2011 and three months ended September 30, 2010 and for the period January 1, 2011 to September 28, 2011 and nine months ended September 30, 2010 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for  the period January 1, 2011 to September 28, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

ISAAC MIZRAHI BUSINESS (A Division of IM Ready-Made, LLC)

Notes to the Financial Statements

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded at net realizable vales. When necessary, the Company maintains an allowance for estimated losses resulting from the inability of customers to make required payments.  Receivables are charged off against the reserve when they are deemed uncollectible.  As of September 28, 2011 and December 31, 2010, the Company has not reserved for any uncollectible accounts.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, generally 5 to 7 years for furniture and fixtures, computer equipment and software.  Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease period. Maintenance and repairs are charged to operations, while betterments and improvements are capitalized.

Impairment of Long-Lived Assets

The License Business reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets.

Revenue Recognition

The License Business earns royalty revenues by exploiting intangible assets to third parties, commonly referred to as “licenses”.  Royalties are derived from wholesale and/or retail product sales generated by third-party licensees. Revenues earned from license agreements are determined by the greater of (i) the product contracted royalty rates and product sales or (ii) guaranteed minimum royalties, if applicable.  The License Business recognizes revenues from licensees whose sales exceed contractual minimums when its licenses are sold or sales are reported for these licensed products. For licensees whose sales do not exceed contractual sales minimums, the License Business recognizes licensing revenues ratably based on contractual minimums.

In addition to royalty revenues, the License Business receives design service fees for services provided to licensees, separate and in addition to royalties.  Design service fees are recorded and recognized in accordance with the terms and conditions of each design fee contract. This includes recording on a straight-line basis each base fee as stated in each design fee service contract, and recognizing additional payments in the period that it applies.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

ISAAC MIZRAHI BUSINESS (A Division of IM Ready-Made, LLC)

Notes to the Financial Statements

Income Taxes

IM Ready-Made, LLC is a limited liability company, and treated as a partnership for income tax reporting purposes.  The Internal Revenue Code (“IRC”) provides that any income or loss is passed through to the members for federal and state income tax purposes.  Accordingly, IM Ready-Made, LLC nor its unincorporated Licensing Business division has provided for federal or state income taxes.  IM Ready-Made, LLC is subject to New York City unincorporated business taxes.  The Licensing business has provided for these taxes with an effective tax rate of 4%.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the License Business’s financial statements.

2.	Property and equipment

At September 28, 2011 and December 31, 2010, property and equipment is comprised of the following:

	September 28, 2011	December 31, 2010

Furniture and fixtures	$42,000	$42,000
Computer equipment and software	30,000	30,000
Leasehold improvements	2,664,000	2,595,000
	2,736,000	2,736,000

Less: accumulated depreciation and amortization	(1,512,000)	(1,301,000)
Total	$1,224,000	$1,435,000

3.	Commitments

The License Business has a non-cancelable operating lease agreement for its office facility. A summary of the lease commitments under the non-cancelable lease for years ending subsequent to December 31, 2010, are approximately as follows:

Year Ending December 31:
2011	$512,000
2012	527,000
2013	543,000
2014	578,000
2015	595,000
Thereafter	306,000
$3,061,000

The lease requires the License Business to pay additional rents by virtue of increases in the base taxes on the property.  Additional rents have not been material.  Rent expense for the License Business was approximately $452,000 and $407,000 for the period January 1, 2011 to September 28, 2011 and nine months ended September 30, 2010, respectively, and  approximately $149,000 and $134,000 for the period July 1, 2011 to September 28, 2011 and three months ended September 30, 2010, respectively.

ISAAC MIZRAHI BUSINESS (A Division of IM Ready-Made, LLC)

Notes to the Financial Statements

As of September 28, 2011, the License Business has no outstanding purchase commitments with any equipment vendors.

4.	Significant contracts & Concentration of Revenues

Liz Claiborne
The License Business has a design service agreement with Liz Claiborne, Inc (“LC”) (the “LC Agreement”).  LC manufactures, promote, markets, designs, and distributes Liz Claiborne products, which includes the use of Isaac Mizrahi’s name as designer.  LC pays to the License Business a base fee plus a bonus fee based on operating performance.  Isaac Mizrahi, the controlling Member of IM Ready-Made, LLC is a party to this agreement.  The License Business commenced services under the LC Agreement January 2008 and was terminated and replaced with a new agreement October 2009.  The revenue recognized by the License Business was approximately $2,348,000 and $1,936,000 for the period January 1, 2011 to September 28, 2011 and nine months ended September 30, 2010, respectively, and  approximately $769,000 and $721,000 for the period July 1, 2011 to September 28, 2011 and three months ended September 30, 2010, respectively, respectively. For the almost nine months ended September 28 2011, this contract accounted for 27.2% of the Licensing Business revenues.

QVC
The License Business has a licensing and design agreement with QVC, Inc, (“QVC”) a subsidiary of Liberty Interactive, Inc (LINTA) (the “QVC Agreement”).  QVC promote, markets, designs, and distributes Isaac Mizrahi Live products (or other derivative licensed products) through various means and media.  QVC pays to the License Business a royalty based on net retail sales or guaranteed minimum payments.    The QVC Agreement commenced design activity in 2010 and the term expires September 2015.  The revenue recognized by the License Business was approximately $5,436,000 and $2,728,000 for the period January 1, 2011 to September 28, 2011 and nine months ended September 30, 2010, respectively, and  approximately $1,785,000 and $1,877,000 for the period July 1, 2011 to September 28, 2011 and three months ended September 30, 2010, respectively, respectively. For the almost nine months ended September 28 2011, this contract accounted for 63.1% of the Licensing Business revenues.

Liz Claiborne/QVC
The License Business has a 3-party arrangement with QVC and LC.  This includes a design service agreement with Liz Claiborne, Inc (“LC”) (the “LC Agreement 2”) whereby the License Business provides design services to LC and permits the use of Isaac Mizrahi’s name as designer.  The License Business has an agreement with QVC to provide design services for the Liz Claiborne New York line (“LC-Design”).  LC and QVC have entered into a license agreement for the design and distribution of product developed by QVC, LC and Isaac Mizrahi, exclusively to be sold through QVC (“Liz-QVC”). These agreements shall collectively be referred to as the LC/QVC agreements (“LC/QVC”).  Isaac Mizrahi is a party each of these agreements.  LC pays to the License Business 25% of the royalty revenue it receives from QVC.  QVC pays to the License Business a base design fee of $1.1 million per annum. The LC-Design agreement commenced December 2009 and is in effect so as long as the Liz-QVC agreement is in effect.  The LC Agreement 2 agreement commenced December 2009 and runs through July 2013. The revenue recognized by the License Business was approximately $819,000 and $825,000 for the period January 1, 2011 to September 28, 2011 and nine months ended September 30, 2010, respectively, and  approximately $269,000 and $275,000 for the period July 1, 2011 to September 28, 2011 and three months ended September 30, 2010, respectively, respectively. For the almost nine months ended September 28 2011, this contract accounted for 9.5% of the Licensing Business revenue.

ISAAC MIZRAHI BUSINESS (A Division of IM Ready-Made, LLC)

Notes to the Financial Statements

Concentration
The License Business relies on QVC directly, and indirectly for a majority of its revenue.  This includes all of the revenue recognized from the QVC and from LC/QVC.  The revenue the License Business receives from LC in accordance with LC Agreement 2 is dependent on QVC.  The combined revenue dependent on QVC accounts for 99.7 and 99.8% of all revenue for the almost nine months and quarter ended September 30, 2011, respectively.

5.	Subsequent events

Management has performed an evaluation of subsequent events through November 12, 2011, the date of issuance of the financial statements, noting the following material events:

On May 19, 2011, Xcel Brands, Inc (“Xcel”) and IM Brands, a wholly-owned subsidiary of XCel (together, the “Buyers”), entered into an asset purchase agreement, as amended (the “Purchase Agreement”), with IM Ready, Isaac Mizrahi and Marisa Gardini, pursuant to which the Buyers acquired certain assets of IM Ready, including (i) the “Isaac Mizrahi” brands (including the trademarks and brands “Isaac Mizrahi New York”, “Isaac Mizrahi” and “IsaacMizrahiLIVE”) (collectively, the “IM Trademarks”), (ii) the license agreements between IM Ready and certain third parties related to the IM Trademarks (together with the IM Trademarks, the “Isaac Mizrahi Business”), (iii) design agreements with Liz Claiborne and QVC to design the “Liz Claiborne New York” brand for sale exclusively at QVC and (iv) computers, design software, and other assets related to the licensing and design of the IM Trademarks and the design of the Liz Claiborne New York brand.  The parties consummated the asset purchase contemplated by the Purchase Agreement on September 29, 2011.

Pursuant to an agreement between IM Ready and Earthbound (the “Earthbound Agreement”), Earthbound had certain rights related to the IM Trademarks and provided certain design services for IM Ready.  In connection with the consummation of the acquisition by the Company of the Isaac Mizrahi Business, XCel and Earthbound entered into a contribution agreement (the “Contribution Agreement”) pursuant to which, on the Closing Date, Earthbound contributed to the Company (i) the Earthbound Agreement and (ii) certain assets relating to the operation of the Isaac Mizrahi Business including archives, designs, certain intellectual property rights, software and equipment (the “Earthbound Assets”).

Additionally, IM Ready and Earthbound entered into the Services Agreement pursuant to which Earthbound provided transitional services to IM Ready prior to the closing of the Merger, and for which Earthbound received from IM Ready $600,000 in cash on the Closing Date and IM Ready agreed to pay to Earthbound an additional payment of $1,500,000 (the “Future Payment”), with such amount payable over the next five years. Xcel assumed the obligations related to the Future Payment from IM Ready upon its acquisition of the Isaac Mizrahi Business.

Pursuant to the Purchase Agreement, at the closing, the Buyers delivered (i) to IM Ready (a) $9,673,568 in cash, (b) a promissory note (the “Seller Note”) in the principal amount of $7,377,432 and (c) 2,759,000 shares of common stock of the Company, valued at $13,795,000 based on the Share Purchase Price (the “IM Ready Stock Consideration”), and (ii) to an escrow agent $500,000 that the escrow agent will pay to IM Ready upon resolution of certain obligations of IM Ready and Mizrahi (together, the “Closing Consideration”).  The Company also pre-paid $122,568 of interest on the Seller Note on the Closing Date and agreed to include up to 1,200,000 of the shares of the IM Ready Stock Consideration in the registration statement which the Company has agreed to file to register for resale of the Shares and Warrant Shares of the Investors.